UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

December 9, 2003

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

_______________________________________________________________

#1105 – 13700 Mayfield Place, Richmond, British Columbia, Canada V6C 2T7

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Suite 1105 – 13700 Mayfield Place

Richmond, B.C. V6V 2E4

OTC BB Symbol:  GTVCF

FOR IMMEDIATE RELEASE

December 9, 2003

Globetech to acquire Equity and Working Interest in Brazilian mineral claims

Globetech Ventures Corp. (the “Corporation”) OTCBB:GTVCF, is pleased to announce that it has entered into a Letter of Agreement (“LOI”) whereby the Corporation has the option to  acquire a 100% undivided interest in approximately 130,000 acres (approximately 53,000 hectares) of mineral claims (“the mineral claims”) prospective for gold, in Amapa State, Brazil. The area is one of the most prolific greenstone belts in Brazil and has attracted the attention of many of the multi-national mining companies some of whom have production in the area.

Under the terms of the LOI, the Company will complete an independent verification study on the mineral claims by no later than the end of February 2004 and subject to the receipt of results satisfactory to the Corporation, the Corporation will enter into a definitive agreement with the optionors.  The principal terms of the agreement will be the Corporation’s requirement to issue four million common shares in its capital at a deemed value of $1.50 per share, incurring minimum exploration expenditures of $4,250,000 on the claims in stages through 2007, including the completion of a feasibility study, if warranted, and making payments in cash or shares at a deemed value of $3.00 each (or a combination thereof) totaling of $2,000,000 from March 5, 2004 to December 15, 2008.

Of the four million shares to be issued to the optionors (which are subject to certain restrictions as agreed to between the parties and the achievement of certain milestones relating to the project), 200,000 will vest to each of the two optionors every six months for the first eighteen months of the agreement. An additional 500,000 will vest to each of the two optionors for each 1,000,000 ounces of gold measured probable on the property.  All the shares will vest if a minimum of 2,500,000 ounces of gold are measured probable.

Upon completion of a bankable feasibility study, the optionors will receive a net smelter returns royalty (“NSR”) of 1% to a maximum of $8 million. Upon 90 days notice, the optionors may compel the Corporation to purchase the NSR for $4 million in cash or by way of the issuance shares in its capital at a deemed price of $4.00 per share.  In addition, upon completion of the bankable feasibility study, the Corporation will make payment to a maximum of $1 million to the landowner of the subject mineral claims for a measured deposit greater than one million ounces of gold, and $2 million dollars for a measured deposit of two million ounces of gold or greater.

A $20,000 deposit is payable to the optionors upon execution of the letter of intent with a further payment of $20,000 due by January 16, 2004.  The terms described in the letter of intent will expire if a definitive agreement is not reached by March 1, 2004.

The Corporation has also agreed to reserve up to 3.0 million shares for issuance pursuant to a share purchase stock option plan which will entitle the optionees to purchase common shares of the Corporation at an exercise price of $1.75 per share. The plan is subject to Board of Directors approval and may also be subject to regulatory and shareholder approval. The plan is to be administered by the Board of Directors of the Corporation and will be designated as part of an overall compensation package to be negotiated with incoming key personnel who will be contributing to the success of the mineral project.

Legal Notice Regarding Forward Looking Statements

This press release contains “forward looking statements” including forward looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release which are not purely historical are forward looking statements and include any statements regarding beliefs, plans, expectations or intentions concerning the future. Forward looking statements in this press release include statements regarding:

a)

the Corporation’s anticipation that the Mineral Claims will meet the Corporation’s eligibility criteria, or even if it does, that it should prove to be economically viable on a going forward basis,:

b)

the Company’s anticipation that it can successfully raise the capital necessary to acquire and exploit the Mineral Claims, with or without an equity offering

It is important to note that the Corporation’s actual outcomes may differ materially from those contained in the forward looking statements contained in this press release. Although the Corporation believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations and intentions will prove to be accurate. Readers should refer to the risks disclosures outlined in the Corporations public filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION:

Tel:  1-888-283-8988

Email: rdg@globetechventures.net

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Dibagh Gujral”__________

Dilbagh Gujral, Director

December 11, 2003